FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report June 29, 2007

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.               Form 20-F ☒           Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.              Yes ☐           No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant’s Quarterly Report (including financial statements) for the three month period ended March 31, 2007 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-141473
Registration Statement on Form S-8 #333-6502
Registration Statement on Form S-8 #333-9216
Registration Statement on Form S-8 #333-98603

EXHIBITS

The following information is furnished to the SEC.

No.	Document

(1)	Notice of Annual and Special Meeting of Shareholders dated June 18, 2007.

(2)	Proxy Statement and accompanying form of proxy, dated June 18, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 29, 2007	By: /s/ Werner Gartner
Name: Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer

1120 — 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5

NOTICE OF 2007 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Thursday, July 26, 2007, 1:00 p.m. (MT)

To Our Shareholders:

Notice is hereby given that the 2007 Annual and Special Meeting of Shareholders (“Annual Meeting”) of NovAtel Inc. (“NovAtel” or the “Company”) will be held at the Company’s offices at 1120 — 68th Avenue NE, Calgary, Alberta, Canada T2E 8S5, on Thursday, July 26, 2007, at 1:00 p.m. (MT) for the following purposes:

(1)	To elect the Board of Directors;

(2)	To appoint Deloitte & Touche LLP as the auditors of NovAtel;

(3)	To approve the NovAtel Inc. 2007 Stock Incentive Plan, which will replace the NovAtel Inc. Employee Stock Option Plan and the NovAtel Inc. Directors’ Stock Option Plan and to authorize the issuance of up to 500,000 shares thereunder;

(4)	To receive the consolidated financial statements of NovAtel for the year ended December 31, 2006 and the report of the auditors thereon; and

(5)	To transact such other business as may properly come before the Annual Meeting.

The Board of Directors has fixed June 8, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof. Only shareholders of record on the books of the Company as of 5:00 p.m., Friday, June 8, 2007, will be entitled to vote at the meeting and any adjournment thereof.

If a shareholder receives more than one form of proxy because the shareholder owns common shares of the Company registered in different names and addresses, each proxy should be completed and returned.

Information relating to matters to be brought before the Annual Meeting is set forth in the Proxy Statement which accompanies this notice and which is expressly made part of this notice.

Shareholders who are unable or do not wish to attend the Annual Meeting are requested to sign, date and return the enclosed form of proxy duly completed to Mellon Investor Services, Proxy Processing, PO Box 1680, Manchester, CT 06045-9986, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the Annual Meeting.

SHAREHOLDERS ARE REQUESTED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE.

Dated: June 18, 2007.

By Order of the Board of Directors

Werner Gartner, Corporate Secretary

1120 — 68th Avenue N.E.
Calgary, Alberta, Canada T2E 8S5

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors and the management of NovAtel Inc. (“NovAtel” or the “Company”) to be used at the 2007 Annual and Special Meeting of Shareholders (the “Annual Meeting”) on Thursday, July 26, 2007, for the purposes set forth in the foregoing notice. This proxy statement (the “Proxy Statement”) and the enclosed form of proxy (the “Proxy”) were first sent to shareholders on or about June 29, 2007.

If the enclosed Proxy is properly signed and returned, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. IN THE ABSENCE OF ANY DIRECTION TO THE CONTRARY, THE PERSONS NAMED IN THE ACCOMPANYING PROXY INTEND TO VOTE THE SHARES REPRESENTED THEREBY IN FAVOUR OF THE ELECTION OF THE NOMINEES FOR DIRECTORS, FOR THE APPOINTMENT OF AUDITORS, AND FOR THE APPROVAL OF THE NOVATEL INC. 2007 STOCK INCENTIVE PLAN, ALL AS DESCRIBED IN THIS PROXY STATEMENT. The enclosed Proxy confers discretionary authority upon each person named therein to appoint a substitute proxyholder, to act with respect to matters not specifically mentioned in the Notice of Annual and Special Meeting (“Notice”), but which may properly come before the Annual Meeting and to act with respect to amendments to or variations of matters identified in the Notice. As at the date hereof, management knows of no such amendment, variation or other matters to come before the meeting other than the matters referred to in the Notice and routine matters incidental to the conduct of the Annual Meeting. If any further or other business is properly brought before the Annual Meeting, the proxies will be voted at the discretion of the proxyholder.

Any shareholder signing a Proxy has the power to revoke it at any time insofar as it has not been exercised by depositing a duly exercised instrument in writing revoking the Proxy either at the Company’s office at any time up to and including the last business day preceding the day of the Annual Meeting or any adjournment thereof at which the Proxy is to be used or with the Chairman of the Annual Meeting on the day of the Annual Meeting or any adjournment thereof or in any other manner permitted by law.

Unless otherwise noted, all information presented herein is as at June 8, 2007.

The dollar amounts presented in this Proxy Statement are in Canadian currency unless otherwise noted
(CDN$1 = U.S.$0.858 on December 31, 2006), and are presented in accordance with generally accepted accounting principles in Canada.

VOTING SECURITIES

The Board of Directors has fixed June 8, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Only shareholders of record on the books of the Company as of 5:00 p.m., on Friday, June 8, 2007, (the “Record Date”) will be entitled to vote at the Annual Meeting.

As of the close of business on the Record Date, there were 8,577,512 common shares of the Company (“Common Shares”) outstanding, with each Common Share entitling the holder to one vote per share. Quorum for the Annual Meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 33.3% of the issued and outstanding shares of the Company for the time being with the right to vote at the Annual Meeting. The election of directors, the appointment of Deloitte & Touche LLP as auditors, and the approval of the NovAtel Inc. 2007 Stock Incentive Plan (“2007 Stock Plan”) require the affirmative vote of a majority cast, in person or by proxy, by the holders of Common Shares.

FORM 20-F

Shareholders may obtain without charge a copy of the Company’s 2006 Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission. For copies, please contact Investor Relations at the Company’s principal executive office: NovAtel Inc., 1120 — 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, or view the Annual Report on Form 20-F on the Company’s website: www.novatel.com.

ELECTION OF DIRECTORS

The persons named below are nominees for director to serve until the next Annual Meeting of Shareholders or until their successors shall have been elected. The number of directors to be elected is eight. All of the nominees for director for the coming year served on the Board of Directors during all of the previous year.

Set forth below is certain information concerning the nominees which is based on data furnished by them.

Name of Nominee	Age	Principal Occupation	Director Since	Number and Type of Securities Owned or Controlled
Patrick C. Fenton	49	Vice President & Chief Technology Officer, NovAtel	2005	54,250	(1)

Werner Gartner	51	Executive Vice President & Chief Financial Officer, NovAtel	2001	46,000	(2)

Robert J. Iverach	59	Corporate Director	2005	1,231	(3)

Jonathan W. Ladd	51	President & Chief Executive Officer, NovAtel	2002	83,900	(4)

Richard D. Orman	58	Chief Executive, Nor Energy SA	1994	1,231	(3)

Joel A. Schleicher	55	Chairman & Chief Executive Officer, Presidio Inc.	1997	1,231	(3)

Charles R. Trimble	65	Chairman, United States GPS Industry Council (USGIC)	2002	1,231	(3)

David E. Vaughn	61	President, Foursome Technologies	2001	1,231	(3)

(1)	Represents Common Shares, including 36,750 vested stock options to purchase Common Shares.

(2)	Represents Common Shares, including 28,000 vested stock options to purchase Common Shares.

(3)	Represents 1,231 vested stock options to purchase Common Shares.

(4)	Represents Common Shares, including 63,900 vested stock options to purchase Common Shares.

The following is a brief biography of each nominee, which includes a description of their present occupation and their principal occupations during at least the past five years.

Patrick C. Fenton
Mr. Fenton was appointed Chief Technology Officer in January 2002 and became an executive officer of the Company in April 2003. Mr. Fenton previously served as Vice President, Technology of the Company from October 1998 and as Vice President, Research and Development of the Company from March 1997 until October 1998. Mr. Fenton previously served as Director, Research and Development for NovAtel’s GPS business unit from February 1995 until March 1997 and was Chief Engineer for the GPS business unit from November 1993 to February 1995. Mr. Fenton was appointed to the board of directors in March 2005.

Werner Gartner
Mr. Gartner was appointed Executive Vice President and Chief Financial Officer of the Company in October 1996 and has served as a director of the Company from July 2001. Mr. Gartner also served as a director of the Company from November 1995 until May 1998. From November 2000 to February 2001, Mr. Gartner, in addition to his regular duties, served as Acting Interim President and Chief Executive Officer of the Company. From August 1990 to October 1996, Mr. Gartner served in a variety of financial positions at the Company including Vice President, Finance and Corporate Controller.

Robert J. Iverach, Q.C
Mr. Iverach has served as a director of the Company since March 2005. From January 1994 to December 2004, Mr. Iverach was a partner with Felesky Flynn LLP, a tax law firm in Calgary, Alberta. From January 2005 to December 2005, Mr. Iverach was Counsel with that firm. He retired completely from Felesky Flynn LLP on December 31, 2005. Mr. Iverach is presently the Chairman of Win Energy Corporation, Chairman of RAMTelecom Inc, a director of Vacci-Test Corporation, and a trustee of Big Eagle Services Trust.

Jonathan W. Ladd
Mr. Ladd was appointed President and Chief Executive Officer of the Company in February 2002 and has served as a director of the Company from July 2002. From July 2001 to November 2001, Mr. Ladd served as Senior Vice President, Engineering at Thales Navigation Inc., a satellite positioning product company, and President of Thales’ Russian subsidiary, Ashtech A/O. From January 1998 to July 2001, Mr. Ladd served in several other management positions at Magellan Corporation, a satellite positioning product company, including Senior Vice President, Advanced Technology Group and Vice President and General Manager of Ashtech Precision Products Business Unit.

Richard D. Orman
Mr. Orman has served as a director of the Company since January 1994. Mr. Orman currently serves as Chief Executive of Nor Energy AS. From March 2003 to September 2005, he served as Executive Vice-Chairman of Exceed Energy Inc. From June 1999 to April 2003, Mr. Orman served as Chairman and Chief Executive Officer of Hemisphere International Inc. From March 1996 to October 1998, Mr. Orman was Chairman and Chief Executive Officer of Kappa Energy Company Inc. and served as a director until January 2000. From May 1986 to December 1992, Mr. Orman served as a member of the Alberta legislature and as Minister of Employment from May 1986 to September 1988, Minister of Labour from September 1988 to April 1989 and Minister of Energy from April 1989 to December 1992. Mr. Orman is lead director for Daylight Energy, a company listed on the Toronto Stock Exchange. Mr. Orman has also served as a director of a number of other public companies.

Joel A. Schleicher
Mr. Schleicher has served as a director of the Company since March 1997. Mr. Schleicher currently serves as Chairman and Chief Executive Officer for Presidio Inc. (formerly Integrated Solutions, Inc.). From June 2000 to July 2002, Mr. Schleicher served as Chairman and Chief Executive Officer of Interpath Communications Inc. (prior to its acquisition of USinternetworking, Inc.) and continued to serve on its board until the company was sold to ATT in 2006. From 1995 until 2000, Mr. Schleicher held senior positions with private equity backed firms and served as a business consultant, advisor and investor with and to private equity firms. From 1989 to 1995, Mr. Schleicher served as Chief Operating Officer of and a board member for Nextel Communications, Inc. Mr. Schleicher also currently serves as a director of TechTronic Industries Co. Ltd.

Charles R. Trimble
Mr. Trimble has served as a director of the Company since January 2002. Mr. Trimble currently serves as Chairman of the United States GPS Industry Council. Mr. Trimble also serves as a Director of KVH Industries, Inc. Mr. Trimble was one of the founders of Trimble Navigation Limited, a provider of GPS and other positioning technologies and products, in 1978 and served as President, Chief Executive Officer and a director of such company from 1981 to 1998.

David E. Vaughn
Mr. Vaughn has served as a director of the Company since July 2001 and was elected Chairman of the board of directors in March 2004. Mr. Vaughn also served as President and Chief Executive Officer of the Company from February 2001 to February 2002. Mr. Vaughn currently serves as President of Foursome Technologies, a consulting firm. From January 1999 to December 2000, Mr. Vaughn served as Senior Vice President and Chief Operations Officer with Magellan Corporation and as Senior Vice President, Strategic Business Alliances from August 1998 to January 1999. From June 1991 to July 1998, Mr. Vaughn served with Trimble Navigation Limited, a provider of GPS and other positioning technologies and products, in a variety of positions including Executive Vice President, Tracking and Communications Products Division and, most recently, as Executive Vice President, Corporate Business Development. Mr. Vaughn also currently serves as a director of AirIQ.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

FURTHER INFORMATION CONCERNING
THE BOARD OF DIRECTORS

The Board of Directors and Committees of the Board

During 2006, the Board of Directors held a total of six meetings. All members of the Board of Directors attended at least 75% of the meetings of the Board of Directors and all committees of the Board on which they served. The independent directors meet in executive session without management and the other directors present at least twice a year.

The Board of Directors has an Audit Committee and a Compensation Committee but does not have an executive committee or nominating committee.

Audit Committee

The Audit Committee assists the Board of Directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. The Audit Committee responsibilities include the engagement or discharge of the independent auditors, reviewing the plan and results of the auditing engagement with the independent auditors, reviewing the Company’s internal auditing procedures, system of internal accounting controls and financial management and the making of inquiries into matters within the scope of this Committee’s functions. The members of the Audit Committee are Richard D. Orman, Joel A. Schleicher and Charles R. Trimble. The Board of Directors has determined that all members of the Audit Committee are “independent directors”, as defined in Rule 4200 of the Nasdaq Stock Market (“NASDAQ”) listing standards, and that Joel A. Schleicher is the Company’s “audit committee financial expert”, as determined under Regulation S-K Item 401(h) of the Securities Exchange Act of 1934. The Board of Directors of the Company and the Audit Committee have adopted a written charter of the Audit Committee, which is available on the Company’s website at www.novatel.com. The Audit Committee reviews and assesses the adequacy of the charter on an annual basis.

During 2006, the Audit Committee held five meetings and acted by unanimous written consent on occasion. The Audit Committee will be reconfirmed for the coming year after the Annual Meeting.

The Audit Committee oversees the operation of an anonymous and confidential toll free telephone number and website which employees and the public may call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. Confidential contact details are available on the Company’s website at www.novatel.com under Investor Relations/Governance/Code of Ethics.

Compensation Committee

The role of the Compensation Committee is to ensure that the Company has a competent executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the Board of Directors of the Company concerning the compensation of the key management employees of the Company and is responsible for the administration of the Company’s Employee Stock Option Plan, Directors Stock Option Plan and the Employee Long-term Incentive Plan and, if approved by shareholders, the 2007 Stock Plan. The members of the Compensation Committee are David E. Vaughn, Richard D. Orman and Robert J. Iverach. The Board of Directors has determined that all members of the Compensation Committee are “independent directors”, as defined in Rule 4200 of the NASDAQ listing standards.

During 2006, the Compensation Committee held four meetings. The Compensation Committee will be reconfirmed for the coming year after the Annual Meeting.

Director Nominations

The Corporation does not have a nominating committee. Due to the limited size of the Board of Directors, the Board does not believe that a separate nominating committee is currently necessary. Instead, all current directors take part, as necessary, in selecting any required nominees. The Board currently considers candidates for Board membership as suggested by its members. The director nominees are either selected, or recommended for the Board’s selection, by a majority of the independent directors.

The Board will consider any director candidate recommended by security holders, provided that the candidate satisfies the minimum qualifications for directors as established from time to time by the Board. A shareholder who wishes to recommend a prospective nominee for the Board should notify the Company’s Corporate Secretary in writing with any supporting material the shareholder considers appropriate. To be considered, shareholders must submit recommendations to the Company’s Corporate Secretary for consideration by the Board no later than 120 days before the annual meeting of shareholders. To date, the Board has not received any recommended nominees for consideration at the 2007 Annual Meeting from any non-management shareholder or group of shareholders that beneficially owns five percent of the Company’s voting stock.

The Board believes that it is necessary that a majority of the members of the Board be independent directors, as defined in NASDAQ Rule 4200(a)(15). When considering potential director candidates, the Board also considers the candidate’s knowledge, experience, integrity, leadership, reputation and ability to understand the Company’s business. In addition, all director nominees must possess certain core competencies, some of which may include experience in the Company’s industry, marketing, general operations, strategy, human resources, technology, media or public relations, finance or accounting, or experience as a Chief Executive Officer or Chief Financial Officer.

Director Independence

The Board of Directors has determined that each of Messrs. Iverach, Trimble, Orman, Vaughn and Schleicher are “independent directors”, as defined in Rule 4200 of the NASDAQ listing standards. These directors represent a majority of the Board members.

Shareholder Communication with the Board of Directors

Shareholders may send correspondence to the Board of Directors or any member of the Board of Directors, c/o the Corporate Secretary at the Company’s principal executive offices at 1120–68th Avenue N.E., Calgary, Alberta, Canada, T2E 8S5. The Corporate Secretary reviews all such correspondence and regularly forwards to the Board of Directors a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Director Attendance at Annual Meetings

Directors are encouraged to attend the Annual Meeting in person. All of the directors attended the Company’s annual meeting in 2006.

Compensation of Directors

Directors do not have service contracts with the Company. Effective April 1, 2007, the Company compensates its directors who are not employees of the Company a base amount of $25,000 per year. The Chairman of the Board receives an additional $20,000 annually. Additional payments of $10,000 annually are paid to all members of the Audit Committee. The Chairman of the Audit Committee receives an additional $10,000 and the Chairman of the Compensation Committee receives an additional $5,000. Directors are paid $1,500 for attendance at meetings of the Board of Directors, the Compensation Committee and the Audit Committee which are in excess of two hours and $750 for meetings which are less than two hours, with an additional $300 per hour payable for attendance at all supplemental meetings. In addition, all directors are reimbursed for expenses incurred by them in their capacity as directors.

In 2006, each non-employee director also received an option to purchase 1,180 Common Shares at an exercise price of U.S. $33.89 per share. Pursuant to the Directors’ Stock Option Plan, each non-employee director will receive, on the date of the 2007 Annual Meeting, an option to purchase the number of Common Shares of the Company determined by dividing U.S. $40,000 by the closing price of the Company’s Common Shares on the date of the 2007 Annual Meeting. If the 2007 Stock Plan is approved by shareholders at the Annual Meeting, each non-employee director will instead receive, on the date of the 2007 Annual Meeting, an option to purchase the number of Common Shares of the Company determined by dividing U.S. $30,000 by the closing price of the Company’s Common Shares on the date of the 2007 Annual Meeting, as well as a restricted stock grant or restricted stock units for the number of Common Shares of the Company determined by dividing U.S. $10,000 by the closing price of the Company’s Common Shares on the date of the 2007 Annual Meeting.

The following table sets forth compensation earned by directors during the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Robert J. Iverach	$30,000	—	$26,018	—	—	—	$56,018
Richard D. Orman	$44,000	—	$26,306	—	—	—	$70,306
Joel A. Schleicher	$49,400	—	$26,306	—	—	—	$75,706
Charles R. Trimble	$38,000	—	$26,306	—	—	—	$64,306
David E. Vaughn	$51,000	—	$26,018	—	—	—	$77,018

(1)	Based on a Black-Scholes option pricing model. The same model is used to compute the compensation expense related to stock options reported in the Company’s financial statements.

Compensation Committee Interlocks and Insider Participation

No member of the Board of Directors or of the Compensation Committee or any executive officer of the Company serves as a member of any other Board of Directors or Compensation Committee which has a relationship with the Company.

Directors’ and Officers’ Insurance

The Company maintains a comprehensive directors’ and officers’ liability policy for events arising prior to CMC Electronics acquiring majority control of the Company on April 17, 1998. This policy was originally purchased for $42,000 for the policy period from December 1, 2000 to December 1, 2005 and extended to June 30, 2007. The policy covers limits of liability for each loss and for each policy period of $10 million with a $250,000 deductible for any claims.

Esterline Technologies Corporation, which controls directly or indirectly, all of the common shares of CMC Electronics Inc., maintains a comprehensive directors’ and officers’ liability policy which applies to the Company’s directors and officers for events arising subsequent to April 12, 2001 and prior to February 3, 2005. This policy is in place until March 14, 2013.

The Company maintains comprehensive directors’ and officers’ liability policies for events arising subsequent to January 27, 2005. These policies, in place until June 30, 2007, cover limits of liability for each loss and for each policy period of U.S. $10 million primary coverage with a U.S. $250,000 deductible for any claims and U.S. $10 million excess coverage. The annual premium for these policies is U.S. $217,850.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table provides a summary of the compensation paid during each of the three most recently completed fiscal years to the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers (the “Named Executive Officers”).

						Long Term Compensation
	Annual Compensation					Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)		Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)		All Other Compensation ($)
Jonathan W. Ladd, President and CEO	2006	$315,068	$208,000	$15,750	(1)	—		16,600	$274,259	(2)	—
	2005	$299,369	$242,500	$14,917	(1)	—		14,500	—		—
	2004	$294,595	$329,754	$14,198	(1)	$71,500	(2)	—	—		—

Werner Gartner,	2006	$202,542	$88,500	$10,125	(1)	—		8,000	$138,226	(2)	—
Executive Vice President and CFO	2005	$193,114	$132,015	$9,656	(1)	—		7,000	—		—
	2004	$185,567	$161,992	$9,266	(1)	$36,036	(2)	—	—		—

Patrick C. Fenton, Vice President and CTO	2006	$175,731	$76,500	$8,785	(1)	—		7,100	$119,678	(2)	—
	2005	$168,089	$110,090	$8,405	(1)	—		6,200	—		—
	2004	$160,696	$140,290	$8,025	(1)	$31,200	(2)	—	—		—

Farlin A. Halsey, Vice President, Marketing (3)	2006	$169,569	$67,500	$8,477	(1)	—		5,700	$89,328	(2)	—
	2005	$162,989	$101,024	$8,149	(1)	—		5,000	—		—
	2004	$158,744	$134,068	$7,930	(1)	$23,288	(2)	—	—		—

Graham C. Purves, Vice President, Sales (4)	2006	$169,569	$67,500	$8,477	(1)	—		5,700	$83,776	(2)	—
	2005	$160,721	$101,024	$7,911	(1)	—		5,000	—		—
	2004	$149,432	$134,068	$7,371	(1)	$21,840	(2)	—	—		—

All directors and executive officers as a group	2006	$1,245,279	$508,000	$51,614		—		49,000	$705,267		—
(ten persons in 2006, ten persons in 2005, and	2005	$1,265,600	$686,653	$49,038		—		43,855	—		—
twelve persons in 2004)	2004	$1,283,333	$1,034,240	$53,821		$205,219		—	—		—

(1)	Represents contributions made by the Company on behalf of each Named Executive Officer into their respective Registered Retirement Savings Plans.

(2)	Represents values for awards of phantom share units issued pursuant to the 2004 Employee Long-term Incentive Plan. The value of the units are payable in cash subject to performance vesting conditions. Vesting occurred on December 31, 2006 as cumulative revenue and operating income for the three years ending December 31, 2006 exceeded certain pre-determined performance objectives. The dollar value payable upon vesting of the phantom shares is reported under LTIP payouts in the table above.

(3)	Mr. Halsey was appointed Vice President of Corporate Strategy and Alliances in May 2007.

(4)	Mr. Purves was appointed Vice President of Sales and Marketing in May 2007.

Options Granted During the Year Ended December 31, 2006

The following table sets forth the details of all options to purchase Common Shares that were granted to the Named Executive Officers during the fiscal year ended December 31, 2006.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price (U.S. $/Security)	Grant Date Present Value (U.S. $)(1)	Expiration Date
Jonathan W. Ladd, President and CEO	16,600	11.3%	$39.58	$243,024	April 27, 2011

Werner Gartner,	8,000	5.4%	$39.58	$117,120	April 27, 2011
Executive Vice President and CFO

Patrick C. Fenton, Vice President and CTO	7,100	4.8%	$39.58	$103,944	April 27, 2011

Farlin A. Halsey, Vice President, Marketing	5,700	3.9%	$39.58	$83,448	April 27, 2011

Graham C. Purves, Vice President, Sales	5,700	3.9%	$39.58	$83,448	April 27, 2011

(1)	Based on a Black- Scholes option pricing model. The same model is used to compute the compensation expense related to stock options reported in the Company’s financial statements.

Options Exercised During the Year Ended December 31, 2006

The following table sets forth details of: (i) options exercised, and the value thereof, by the Named Executive Officers during the fiscal year end December 31, 2006; (ii) the number of unexercised options as at December 31, 2006 (exercisable and unexercisable) held by the Named Executive Officers; and (iii) the value of unexercised “in-the-money” options as at the fiscal year ended December 31, 2006 (exercisable and unexercisable) held by the Named Executive Officers, based on a closing share price on December 31, 2006 of U.S. $39.90.

			Unexercised Options December 31, 2006		Value of Unexercised In-the-Money Options at December 31, 2006 (U.S. $)
Name	Securities Acquired on Exercise	Aggregate Value Realized (U.S. $)	Exercisable	Unexercisable	Exercisable	Unexercisable
Jonathan W. Ladd, President and CEO	—	—	43,625	39,975	$1,575,801	$696,591

Werner Gartner, Executive Vice President and CFO	50,000	$1,580,410	20,500	17,000	$741,529	$250,271

Patrick C. Fenton, Vice President and CTO	20,100	$727,844	57,100	14,875	$1,886,853	$214,277

Farlin A. Halsey, Vice President, Marketing	7,500	$245,756	12,000	11,700	$443,938	$162,625

Graham C. Purves, Vice President, Sales	6,250	$233,714	21,423	12,075	$685,070	$176,743

Employee Stock Option Plan and Directors Stock Option Plan

The Company’s Employee Stock Option Plan and Directors Stock Option Plan (collectively, the “Plans”) authorize the grant of options to purchase Common Shares to employees, including directors of NovAtel or employees of a related company and non-employee directors of NovAtel, respectively. The Board of Directors has appointed the Compensation Committee to administer the Plans.

The number of Common Shares authorized by shareholders for issuance under the Employee Stock Option Plan is 1,540,000. As of December 31, 2006, the Company had issued 1,343,318 options under the Employee Stock Option Plan, of which 554,477 were outstanding.

The number of Common Shares authorized by shareholders for issuance under the Directors Stock Option Plan is 141,000. As of December 31, 2006, the Company had issued 108,055 options under the Directors Stock Option Plan, of which 12,055 were outstanding.

On June 18, 2007, the Board of Directors adopted the 2007 Stock Plan, subject to shareholder approval at the Annual Meeting. If the 2007 Stock Plan is approved, the Company will no longer grant further options under the Employee Stock Option Plan or the Directors Stock Option Plan. For a description of the 2007 Stock Plan, please see “NovAtel Inc. 2007 Stock Incentive Plan” below.

The Employee Stock Option Plan provides for the granting of stock options (“Options”) to employees and to such other persons that have or will provide service to the Company or a related company. The purpose of the Employee Stock Option Plan is to attract and retain the best available personnel for positions of substantial responsibility. The price of the Company’s Common Shares subject to each Option (the “Option Price”) is set by the Compensation Committee and shall not be less than 100% of the fair market value per Common Share. The Compensation Committee set an Option Price of 115% of fair market value for option grants made in May 2005 and April 2006, and 100% of fair market value for option grants made in June 2007. Options granted under the Employee Stock Option Plan are exercisable at the times and on the terms established by the Compensation Committee. The Compensation Committee may accelerate the exercisability of any Option. Options may also be accelerated in the event the Company is liquidated or dissolved or if certain conditions are met with respect to a change of control.

Vested Options terminate 90 days after an optionee’s termination for any reason other than death or disability. Unvested Options terminate immediately upon the termination of an optionee’s employment or service to the Company. Unless provided otherwise by the Compensation Committee, all Options granted shall expire ten years from the date of grant. The Compensation Committee set an Option expiration date of five years from the date of grant for Options granted in May 2005, April 2006 and June 2007. The Option Price must be paid in full in cash or its equivalent at the time of exercise. The Compensation Committee may also permit payment of the Option Price by the tender of previously acquired Common Shares of the Company or such other mechanism approved by the Compensation Committee from time to time.

The Employee Stock Option Plan was amended in June 2005 to provide that the minimum exercise price of stock options be no less than 100% of the fair market value on the date of grant, that neither the Board of Directors nor the Compensation Committee be authorized to materially amend the Employee Stock Option Plan without shareholder approval; and re-pricing of stock options (including the cancellation and exchange of options) not be permitted without shareholder approval. In addition, the number of Common Shares available for future grant, together with the number of Common Shares issuable upon exercise of outstanding options under the Employee Stock Option Plan and the Directors Stock Option Plan, collectively, may not exceed 13% of the Common Shares outstanding at any time.

The Directors Stock Option Plan provides for the granting of stock options (“Directors Options”) to eligible non-employee directors of the Company. The purpose of the Directors Stock Option Plan is to attract and retain the best available persons for positions on the Company’s Board of Directors.

Under the Directors Stock Option Plan, each non-employee director automatically will receive upon joining the Board of Directors and on the date of each subsequent annual meeting at which he or she is a non-employee director, a Directors Option to purchase such number of Common Shares as determined by dividing U.S. $40,000 by the fair market value of a Common Share on the date of the annual meeting in question.

The exercise price of the shares subject to each Directors Option will be 100% of the fair market value of the shares on the date of grant. Each Directors Option will become exercisable one year from the date of grant of the Directors Option; provided, however, that if prior to such date the participant terminates his or her service on the Board of Directors on account of death or disability, then the Directors Option will become exercisable in full on the date of such termination of service. Each Directors Option will terminate five years from the date of grant of the Directors Option. In addition, each Directors Option provides that, until the non-employee director resigns or does not stand for re-election, a non-employee director may only sell up to 50% of the shares received upon exercise of a Directors Option.

Management Employment Contracts

Jonathan W. Ladd, Werner Gartner and Patrick C. Fenton have employment contracts which provide for, among other things, industry standard covenants in the Company’s favour, including non-competition covenants for one year following termination. The contracts also provide that the Company can terminate an officer without cause upon which event the officer is entitled to payments ranging from one to one and one-half times his annual salary plus accelerated vesting of certain options, depending on the contract. In addition, the contracts contain provisions relating to payments and accelerated vesting of stock options upon a termination within a certain amount of time of a change of control of the Company, with payments ranging from one and one-half to two times salary, depending on the contract.

Equity Compensation Plan Information

The following table gives information about the Company’s shares that may be issued upon the exercise of options, under all of the Company’s equity compensation plans as of December 31, 2006.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans(1)(2)
Equity compensation plans approved by security holders	566,532	U.S. $16.47	229,627
Equity compensation plans not approved by security holders	—	—	—

(1)	Amount represents 196,682 Common Shares of the Company available for future issuance under the Company’s Employee Stock Option Plan and 32,945 Common Shares of the Company available for future issuance under the Company’s Directors Stock Option Plan at December 31, 2006. The table does not include amounts that will become available under the 2007 Stock Plan if approved by shareholders.

(2)	The Company granted 181,444 options to purchase Common Shares to employees on June 6, 2007. The options have an exercise price of U.S. $38.34, vest over four years and expire five years from the date of grant.

NOVATEL INC. 2007 STOCK INCENTIVE PLAN

At the Annual Meeting, shareholders are being asked to approve the NovAtel Inc. 2007 Stock Incentive Plan (the “2007 Stock Plan”). If adopted, the 2007 Stock Plan will replace the Company’s existing Amended and Restated Employee Stock Option Plan and Amended and Restated Directors Stock Option Plan (the “Existing Plans”), and no further grants will be made under those plans after the date of the Annual Meeting. The purpose of the 2007 Stock Plan is to promote the long-term success of the Company and the creation of shareholder value by offering employees, directors, non-employee directors or consultants (“key service providers”) the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The following is a summary of the principal features of the 2007 Stock Plan. This summary, however, does not purport to be a complete description of all of the provisions of the 2007 Stock Plan. It is qualified in its entirety by reference to the full text of the 2007 Stock Plan, a copy of which is attached hereto as Appendix A to this Proxy Statement.

General

As of June 8, 2007, the Company has issued (i) a total of 1,518,411 options under the Amended and Restated Employee Stock Option Plan, of which 682,634 options are outstanding and only 21,589 are available for future grants, and (ii) a total of 108,055 options under the Amended and Restated Directors Stock Option Plan, of which 12,055 options are outstanding and 32,945 are available for future grants.

On June 18, 2007, the Board adopted the 2007 Stock Plan, subject to shareholder approval at the Annual Meeting, to supersede the Existing Plans such that no further awards shall be made under the Existing Plans on or after such date. The 2007 Stock Plan will not, in any way, affect awards under the Existing Plans that are currently outstanding. If the shareholders of the Company do not approve the 2007 Stock Plan, no awards will be made under the 2007 Stock Plan, and the Existing Plans will continue in effect in accordance with their terms.

In light of the lack of available shares for future grants under the Existing Plans, the recent changes in the accounting treatment of various equity incentives, the possibility of future accounting and/or tax changes, and shareholder dilution concerns, the Company believes that it is advantageous for it to have maximum flexibility in the fashioning of future equity compensation. The 2007 Stock Plan will give the Company the flexibility to responsibly address these issues by utilizing stock options, restricted stock and restricted stock units. The 2007 Stock Plan contains a number of provisions that have been identified as important compensation and corporate governance best practices, including:

•	The 2007 Stock Plan will have approximately a 10-1/2-year term with a fixed number of shares authorized for issuance. It is not an “evergreen” plan.

•	A total of 500,000 Common Shares will be available under the 2007 Stock Plan, which is approximately 5.8% of the Company’s total outstanding shares (when combined with outstanding options under the Existing Plans, this is equal to approximately 13.9% of the Company’s total outstanding shares).

•	The number of Common Shares available for issuance under the 2007 Stock Plan will be reduced by 1 share for every 1 share issued pursuant to a stock option and by 2.2 shares for every 1 share issued as restricted stock or pursuant to a restricted stock unit. This means that the maximum number of Common Shares that could be issued as restricted stock and pursuant to restricted stock units is 227,273 shares (this assumes that all of the shares available under the 2007 Stock Plan are issued as restricted stock or pursuant to restricted stock units).

•	The number of Common Shares available for future grant, together with the shares issuable upon exercise of outstanding awards under the 2007 Stock Plan and Existing Plans, collectively may not exceed 14% of the Company’s Common Shares outstanding at any time.

•	Stock options must be granted with an exercise price of not less than 100% of the fair market value on the date of grant.

•	Repricing of stock options will be prohibited unless shareholder approval is obtained.

Except for initial and annual grants to non-employee directors, all awards are made at the discretion of the 2007 Stock Plan Administrator. Therefore, the benefits and amounts that will be received or allocated under the 2007 Stock Plan are not determinable.

Share Reserve

The aggregate number of Common Shares of the Company that will be available for issuance under the 2007 Stock Plan is 500,000 shares, provided however, that the number of Common Shares available for future grant, together with the number of Common Shares issuable upon exercise of outstanding awards under the 2007 Stock Plan and the Existing Plans, collectively, may not exceed 14% of the Company’s Common Shares outstanding at any time. Common shares issued as restricted stock or pursuant to restricted stock units under the 2007 Stock Plan will count against this aggregate share limit as 2.2 shares for every 1 share issued in connection with the award. For example, if 100 shares are issued pursuant to a restricted stock unit granted under the 2007 Stock Plan, the number of shares available for issuance under the 2007 Stock Plan will be reduced by 220 shares. The maximum aggregate number of Common Shares of the Company that will be available for issuance pursuant to restricted stock and restricted stock units under the 2007 Stock Plan at any time can be determined by dividing the number of shares then available for issuance under the 2007 Stock Plan divided by 2.2 (if all shares under the 2007 Stock Plan were issued pursuant to restricted stock or restricted stock units, the maximum number of shares that could be issued under the 2007 Stock Plan is 227,273 shares).

If awards under the 2007 Stock Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the 2007 Stock Plan. In the event of a subdivision of the outstanding shares, a stock split or reverse stock split, a recapitalization, reorganization, merger, liquidation, spin-off, exchange of shares or a similar occurrence, the Plan Administrator will, in its discretion, make appropriate adjustments to the number of shares and kind of shares or securities issuable under the 2007 Stock Plan (on both an aggregate and per-participant basis) and under each outstanding award. Appropriate adjustments will also be made to the exercise price of outstanding options.

Administration

The 2007 Stock Plan may be administered by either the Company’s Board of Directors or by a committee of the Board of Directors. The Board of Directors has appointed the Compensation Committee to administer the 2007 Stock Plan (the “Plan Administrator”). The Compensation Committee has all discretion and authority necessary or appropriate to administer the 2007 Stock Plan including the authority to determine which key service providers will be granted options, restricted stock and restricted stock units or a combination thereof, the number of Company shares subject to each option and restricted stock grant and the terms and conditions of the options, restricted stock and restricted stock units.

Eligibility and Types of Awards Under the 2007 Stock Plan

The 2007 Stock Plan permits the granting of options, restricted stock and restricted stock units by the Plan Administrator. Key service providers of the Company, and any parent, subsidiary or affiliate of the Company will be eligible to participate in the 2007 Stock Plan. As of June 18, 2007, approximately 250 employees (including employee directors and executive officers) and five non-employee directors would have been eligible to participate in the 2007 Stock Plan, if the plan had been in effect as of that date.

Options

The Plan Administrator may grant options, including nonstatutory stock options or incentive stock options (which are entitled to favorable tax treatment), under the 2007 Stock Plan. The number of shares covered by each stock option granted to a participant will be determined by the Plan Administrator.

Initial stock option grants to employees will generally vest and become exercisable either (a) with respect to 25% of the Shares covered by the option on the one year anniversary of the date of grant and 25% of the Shares covered by the option each year thereafter, provided that such participant’s service has not terminated prior to any vesting date, or (b) upon the satisfaction of performance goals established by the Plan Administrator. The stock option exercise price is established by the Plan Administrator and must be at least 100% of the fair market value of a share on the date of grant (110% for incentive stock options granted to shareholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries). For purposes of the 2007 Stock Plan, fair market value on any date means the closing selling price for a common share on The NASDAQ Stock Market on that date.

Repricing of stock options is prohibited unless shareholder approval is obtained. Consistent with applicable laws, regulations and rules, payment of the exercise price of stock options may be made in cash (including by check, wire transfer or similar means), by cashless exercise, by surrendering or attesting to previously acquired shares, or by any other legal consideration.

Unless otherwise provided by the Plan Administrator, unvested stock options will generally expire upon termination of the participant’s service and vested stock options will generally expire 90 days following a termination for any reason other than death, disability, or cause; 12 months following a termination for death or disability; and immediately following a termination for cause. The term of a stock option shall not exceed seven years from the date of grant.

Restricted Stock

The Plan Administrator may award restricted stock under the 2007 Stock Plan. Participants may be required to pay cash or other legal consideration to the Company at the time of grant of restricted stock, but the 2007 Stock Plan does not establish a minimum purchase price for shares awarded as restricted stock. The number of Common Shares of the Company associated with each restricted stock grant will be determined by the Plan Administrator. Restricted stock is shares that are subject to forfeiture. The Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. When the restricted stock award conditions are satisfied, then the participant is vested in the shares and has complete ownership of the shares. Restricted stock will generally vest on the same basis as stock options. The holders of restricted stock grants shall have the same voting, dividend and other rights as the Company’s other shareholders.

Restricted Stock Units

The 2007 Stock Plan administrator may award restricted stock units under the 2007 Stock Plan. Participants are not required to pay any consideration to the Company at the time of grant of a stock unit. A restricted stock unit is a bookkeeping entry that represents the equivalent of one common share of the Company. The number of units covered by each restricted stock unit award will be determined by the Plan Administrator. The Plan Administrator may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. When the participant satisfies the conditions of the restricted stock unit award, the Company will pay the participant cash or shares or any combination of both to settle the vested restricted stock units. Conversion of the restricted stock units into cash may be based on the average of the fair market value of a share over a series of trading days or on other methods. Restricted stock units will generally vest on the same basis as stock options. The holders of Restricted Stock Units shall have no voting or dividend rights.

Performance Goals

Awards under the 2007 Stock Plan may be made subject to performance conditions as well as time-vesting conditions. Such performance conditions may be established and administered in accordance with the requirements of Code Section 162(m) for awards intended to qualify as “performance-based compensation” thereunder. Performance conditions under the 2007 Stock Plan shall utilize one or more objective measurable performance goals as determined by the 2007 Plan Administrator based upon one or more factors, including, but not limited to: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) write-offs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its subsidiaries, affiliates or operating units. Awards to participants who are not subject to the limitations of Code Section 162(m) may be determined without regard to performance goals and may involve the Plan Administrator’s discretion.

Annual Director Awards

Each non-employee director will automatically receive upon joining the Board of Directors and on the date of each subsequent annual meeting at which he or she is a non-employee director, an option to purchase such number of shares of the Company as determined by dividing U.S. $30,000 by the fair market value of one share of the Company on the date of the annual meeting in question. In addition, each non-employee director will automatically receive upon joining the Board of Directors and on the date of each subsequent annual meeting at which he or she is a non-employee director, a restricted stock grant or restricted stock unit for such number of shares as determined by dividing U.S. $10,000 by the fair market value of one share of the Company on the date of the annual meeting in question. Until the non-employee director is no longer a director, a non-employee director may not sell any of the shares received pursuant to the restricted stock grant or restricted stock unit.

Transferability of Awards

Stock options, unvested restricted stock and restricted stock units will not be transferable other than by will or by the laws of descent and distribution, except as otherwise provided in the applicable award agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s shareholders). This prohibition on transfer will not prevent a participant from designating a beneficiary to exercise the rights of any award and to receive any property distributable with respect to any award upon the death of the participant.

Acceleration of Awards upon a Merger or Sale of Assets

In the event of a change in control of the Company, awards outstanding more than six months will be accelerated for a limited period of time in certain instances. For more details, please see Section 10 of the 2007 Stock Plan.

Amendment and Termination

The Board may amend the 2007 Stock Plan at any time and for any reason, provided that any material amendment will be subject to shareholder approval. The Board may terminate the 2007 Stock Plan at any time and for any reason. The term of the 2007 Stock Plan is approximately 10-1/2 years from the date of shareholder approval. The 2007 Stock Plan will terminate on December 31, 2017 unless re-adopted or extended by the shareholders prior to or on such date. The termination or amendment of the 2007 Stock Plan may not adversely affect any award previously made under the 2007 Stock Plan.

Required Vote

At the Annual Meeting, the holders of Common Shares will be asked to approve the following ordinary resolution confirming the 2007 Stock Plan (the “2007 Stock Plan Resolution”):

“BE IT RESOLVED THAT the 2007 Stock Plan, as more fully described in the Proxy Statement dated June 18, 2007 under the section entitled “NovAtel Inc. 2007 Stock Incentive Plan”, in the form attached as Schedule A hereto, is hereby approved and confirmed; and

BE IT FURTHER RESOLVED THAT any officer or director of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.”

To be effective, the 2007 Stock Plan Resolution must be approved by a majority of votes cast by holders of Common Shares present in person or represented by proxy at the Annual Meeting. The persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such forms of proxy, properly executed, for the 2007 Stock Plan Resolution unless otherwise specifically directed.

THE BOARD OF DIRECTORS RECOMMENDS THE ADOPTION OF THE
2007 STOCK PLAN RESOLUTION.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors reviews and recommends the compensation arrangements for the executive officers of the Company and administers the Company’s stock option plans and performance incentive plans. During 2006, the members of the Compensation Committee were David E. Vaughn, Richard D. Orman and Robert J. Iverach.

Executive compensation is composed of three components: base salary, annual performance bonuses and long-term incentive awards. In setting each of these components, the Compensation Committee reviews comparative compensation data of peer companies comparable in size and industry in the U.S. and Canada.

The Compensation Committee reviews and sets the base salary for Mr. Ladd and reviews and approves the base salaries of the other executive officers. The CEO participates in the same programs and receives compensation based on the same factors as the other executive officers. However, the CEO’s overall compensation reflects a greater degree of policy and decision making authority and a higher level of responsibility with respect to the strategic direction and financial and operational results of the Company. The annual base salary of Mr. Ladd was $320,000, as of December 31, 2006.

In 2006, the Compensation Committee approved an annual bonus plan for senior management, based on achieving certain levels of operating profit. Each year, the Compensation Committee considers the Company’s performance from the prior year and objectives as well as expectations for the Company in the upcoming year. The amount of bonus payable under the 2006 plan was based on achieving certain levels of operating profit relative to targets established by the Compensation Committee. In 2006, the level of operating income exceeded the target by 16% and resulted in a bonus awarded to Mr. Ladd of $208,000.

In recent prior years, annual performance bonuses were awarded based on the executives’ relative success in achieving or exceeding operating income targets. The Compensation Committee has established the annual bonus plan for executives in 2007. The plan would pay bonuses, calculated as a percentage of salary, based on achieving or exceeding operating income targets.

	2007 Annual Bonus as a % of Salary
% of Operating Income Target Achieved	Chief Executive Officer	Vice Presidents(1)
90%	0%	0%
100%	50%	29%–30%
110%	60%	35%–37%
120%	70%	41%–43%
130%	80%	46%–50%
140%	90%	42%–56%
≥150%	100%	58%–62%

(1)	Bonuses in dollar terms may be adjusted by up to plus or minus 25% for individual performance.

The long-term incentive awards, consisting of stock options and phantom shares, are awarded to the executive officers at the discretion of the Compensation Committee. The Compensation Committee views stock options and phantom shares as an important component of its long-term performance based compensation philosophy. Stock options and phantom shares are granted to the executive officers to achieve the objectives of motivating long-term performance, retaining of executive officers and creating value for shareholders. In 2006, Mr. Ladd was granted 16,600 stock options that vest over four years, have a five year life and an exercise price of U.S. $39.58, which was established as 115% of the market price of the Common Shares on the date of grant. The Compensation Committee established the exercise price at 115% of the market price to only reward Mr. Ladd if the market price of the Common Shares increases by more than 15% during the option term.

On June 6, 2007, Mr. Ladd was granted 16,600 stock options that vest over four years, have a five year life and an exercise price of U.S. $38.34, which was established at 100% of the market price of the Common Shares on the date of grant.

Retirement benefits are limited to annual contributions to the Named Executive Officers’ Registered Retirement Savings Plan (see “Executive Compensation”). Health and insurance benefits are offered to provide an adequate and competitive level of health and income protection.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors:

June 18, 2007
David E. Vaughn, Chair Richard D. Orman Robert J. Iverach

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of three directors, Joel A. Schleicher, Richard D. Orman and Charles R. Trimble. All members of the Audit Committee are “independent directors”, as defined in Rule 4200 of the NASDAQ listing standards, and Mr. Schleicher is the Company’s “audit committee financial expert”, as determined under Regulation S-K Item 401(h) of the Securities Exchange Act of 1934.

The Board of Directors and the Audit Committee have adopted a written charter of the Audit Committee. The Board of Directors and the Audit Committee review and assess the adequacy of the charter on an annual basis.

The Audit Committee held five meetings in 2006. The meetings were held for those purposes as set out in the adopted written charter and to facilitate communications between the Audit Committee, management and the Company’s independent auditors, Deloitte & Touche LLP.

During these meetings, the Audit Committee reviewed and discussed with management the Company’s quarterly financial results and annual audited financial statements prior to release, filing or distribution. The discussions also included those matters that the Statement on Auditing Standards No. 61 (Communication with Audit Committees) required addressing with the independent auditors. The Company’s independent auditors also provided the Audit Committee with the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditors their independence. Based on these discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

June 18, 2007
Joel A. Schleicher, Chair Richard D. Orman Charles R. Trimble

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indebtedness of Directors and Executive Officers

No executive officer or director of the Company, or any of their associates or affiliates, are or have been indebted to the Company since the commencement of the last completed financial year of the Company, nor have any of the foregoing been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries since the commencement of the last completed financial year.

PERFORMANCE GRAPH

The following graph compares the percentage change in the Company’s cumulative total shareholder return on its Common Shares for the period from December 31, 2001 to December 31, 2006 with the cumulative total return of the Nasdaq Composite Total Return Index (U.S.), as re-stated, and Standard & Poor’s 500 Technology Information Index.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performance of the Company’s Common Shares.

OWNERSHIP OF DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS

The following table sets forth the ownership as of June 8, 2007 of those persons known to the Company to own beneficially, directly or indirectly or to exercise control or direction over shares of more than 5% of the Company’s Common Shares, each director, the Named Executive Officers and all directors and executive officers as a group:

	Shares Beneficially Owned
Name	Shares	Percent
Neuberger Berman LLC(1)	1,126,050	13.3%
Wellington Management Company, LLP(2)	1,011,412	11.9
Tygh Capital Management, Inc.(3)	589,466	6.9
Patrick C. Fenton(4)	54,250	*
Werner Gartner(5)	46,000	*
Farlin A. Halsey, Jr. (6)	11,671	*
Robert J. Iverach(7)	1,231	*
Jonathan W. Ladd(8)	83,900	*
Richard D. Orman(7)	1,231	*
Graham C. Purves (9)	26,723	*
Joel A. Schleicher(7)	1,231	*
Charles R. Trimble(7)	1,231	*
David E. Vaughn(7)	1,231	*
All directors and executive officers as a group (eleven persons)(11)	228,699	2.6%

*	Less than 1%.

(1)	The address of Neuberger Berman LLC is 605 Third Avenue, New York, New York, USA, 10158. Based on a Schedule 13F-HR filed on May 10, 2007

(2)	The address of Wellington Management Company, LLP is 75 State Street, Boston Massachusetts, USA, 02109. Based on a Schedule 13G/A filed on April 10, 2007.

(3)	The address of Tygh Capital Management, Inc. is 1211 SW, Fifth Ave., Suite 2100, Portland, Oregon, USA, 97204. Based on a Schedule 13F-HR filed on May 7, 2007.

(4)	Represents Common Shares, including 36,750 vested stock options to purchase Common Shares as of June 8, 2007.

(5)	Represents Common Shares, including 28,000 vested stock options to purchase Common Shares as of June 8, 2007.

(6)	Represents 11,671 vested stock options to purchase Common Shares as of June 8, 2007.

(7)	Represents 1,231 vested stock options to purchase Common Shares as of June 8, 2007.

(8)	Represents Common Shares, including 63,900 vested stock options to purchase Common Shares as of June 8, 2007.

(9)	Represents 26,723 vested stock options to purchase Common Shares as of June 8, 2007.

AUDITORS

At the Annual Meeting, the shareholders will vote on the approval of the appointment of Deloitte & Touche LLP, independent chartered accountants, as independent auditors to audit the consolidated financial statements of the Company for the fiscal year begun January 1, 2007. Deloitte & Touche LLP have been the Company’s auditors since June 2002. Arthur Andersen LLP were the Company’s auditors from May 1992 to June 2002. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The following table sets forth the aggregate fees billed to the Company by Deloitte & Touche LLP for the years ended December 31, 2005 and December 31, 2006:

Fees	2006	2005
Audit Fees (1)	$563,444	$342,628
Audit-Related Fees (2)	—	—
Tax Fees (3)	135,918	91,242
All Other Fees (4)	—	—
Total Fees	$699,362	$433,870

(1)	“Audit Fees” consist of fees billed for professional services rendered in connection with the audit of the Company’s consolidated annual financial statements, review of the Company’s quarterly financial statements and the quarterly and annual regulatory filings thereon.

(2)	“Audit-Related Fees” consist of fees for professional services rendered in connection with financial accounting and reporting consultations.

(3)	“Tax Fees” consist of fees billed for professional services rendered for tax compliance and tax advice. These services include preparation of the Company’s income tax returns, employee-related tax issues and excise tax matters.

(4)	“All Other Fees” consist of fees for products and services other than the services reported above.

The Audit Committee requires pre-approval of all audit and permissible non-audit services (including the fees and terms thereof) to be performed for the Company by its independent registered chartered accountants, subject to the de-minimus exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange act of 1934.

The Audit Committee reviews all audit related services, tax services and other services provided by the independent registered chartered accountants to the Company, at each quarterly meeting. In 2006, the Audit Committee approved 100% of the audit related services provided by the independent registered chartered accountants in 2006.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE APPOINTMENT OF THE AUDITORS.

OTHER MATTERS

As of the date of this Proxy Statement, there are no other matters which management intends to present or has reason to believe others will present to the meeting. If other matters properly come before the meeting, those who act as proxies will vote in accordance with their judgment.

SHAREHOLDER PROPOSALS

If any shareholder intends to present a proposal for action at the Company’s 2008 Annual Meeting and wishes to have such proposal set forth in management’s proxy statement, such shareholder must forward the proposal to the Company so that it is received on or before March 20, 2008. Proposals should be addressed to the Company at 1120—68th Avenue N.E., Calgary, Alberta, Canada, T2E 8S5, Attention: Corporate Secretary.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to shareholders, will be paid by the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited by personal interviews, telephone or other telecommunication device, by directors, officers and employees of the Company, who will not be specifically remunerated therefor.

APPROVAL BY BOARD OF DIRECTORS

A copy of the circular has been sent to each director, each shareholder whose proxy is solicited and the auditor of the Corporation.

The Board of Directors of the Company has approved the contents of this Proxy Statement and its sending to the shareholders.

Dated: June 18, 2007

By Order of the Board of Directors

Werner Gartner, Corporate Secretary

Schedule A

NOVATEL INC.

2007 STOCK INCENTIVE PLAN

TABLE OF CONTENTS

SECTION 1. INTRODUCTION	A-1

SECTION 2. DEFINITIONS	A-1
(a) “Act”	A-1
(b) “Affiliate”	A-1
(c) “Award”	A-1
(d) “Award Agreement”	A-1
(e) “Board”	A-1
(f) “Cashless Exercise”	A-1
(g) “Cause”	A-1
(h) “Change in Control”	A-2
(i) “Code”	A-2
(j) “Committee”	A-2
(k) “Common Stock”	A-2
(l) “Company”	A-2
(m) “Consultant”	A-2
(n) “Covered Employees”	A-2
(o) “Director”	A-2
(p) “Disability”	A-2
(q) “Employee”	A-2
(r) “Exchange Act”	A-2
(s) “Exercise Price”	A-2
(t) “Fair Market Value”	A-2
(u) “Fiscal Year”	A-2
(v) “Incentive Stock Option” or “ISO”	A-2
(w) “Key Service Provider”	A-2
(x) “Non-Employee Director”	A-3
(y) “Nonstatutory Stock Option” or “NSO”	A-3
(z) “Option”	A-3
(aa) “Optionee”	A-3
(bb) “Parent”	A-3
(cc) “Participant”	A-3
(dd) “Performance Goals”	A-3
(ee) “Performance Period	A-3
(ff) “Plan”	A-3
(gg) “Plan Administrator”	A-3
(hh) “Re-Price”	A-3
(ii) “Restricted Stock Grant”	A-3
(jj) “Restricted Stock Grant Agreement”	A-3
(kk) “Restricted Stock Unit”	A-3
(ll) “Restricted Stock Unit Agreement”	A-3
(mm) “SEC”	A-3
(nn) “Section 16 Persons”	A-3
(oo) “Securities Act”	A-3
(pp) “Service”	A-3
(qq) “Share”	A-4
(rr) “Stock Option Agreement”	A-4
(ss) “Subsidiary”	A-4
(tt) “10-Percent Stockholder”	A-4

i

SECTION 3. ADMINISTRATION	A-4
(a) Plan Administrator	A-4
(b) Authority of the Plan Administrator	A-4
(c) Indemnification	A-5

SECTION 4. GENERAL	A-5
(a) General Eligibility	A-5
(b) Incentive Stock Options	A-5
(c) Restrictions on Shares	A-5
(d) Beneficiaries	A-5
(e) Performance Conditions	A-5
(f) No Rights as a Stockholder	A-5
(g) Termination of Service	A-6

SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS	A-6
(a) Basic Limitation	A-6
(b) Additional Shares	A-6
(c) Dividend Equivalents	A-6

SECTION 6. TERMS AND CONDITIONS OF OPTIONS	A-6
(a) Stock Option Agreement	A-6
(b) Number of Shares	A-6
(c) Exercise Price	A-6
(d) Exercisability and Term	A-6
(e) Payment for Option Shares	A-7
(f) Modifications or Assumption of Options	A-7
(g) Assignment or Transfer of Options	A-7

SECTION 7. TERMS AND CONDITIONS FOR RESTRICTED STOCK GRANTS	A-7
(a) Time, Amount and Form of Awards	A-7
(b) Restricted Stock Grant Agreement	A-7
(c) Payment for Restricted Stock Grants	A-8
(d) Vesting Conditions	A-8
(e) Assignment or Transfer of Restricted Stock Grants	A-8
(f) Voting and Dividend Rights	A-8
(g) Modification or Assumption of Restricted Stock Grants	A-8

SECTION 8. TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS	A-8
(a) Restricted Stock Unit Agreement	A-8
(b) Number of Shares	A-8
(c) Payment for Awards	A-8
(d) Vesting Conditions	A-8
(e) Form and Time of Settlement of Restricted Stock Units	A-8
(f) Voting and Dividend Rights	A-9
(g) Creditors’ Rights	A-9
(h) Modification or Assumption of Restricted Stock Units	A-9
(i) Assignment or Transfer of Restricted Stock Units	A-9

SECTION 9. PROTECTION AGAINST DILUTION	A-9
(a) Adjustments	A-9
(b) Fractional Shares	A-9

ii

SECTION 10. EFFECT OF A CHANGE IN CONTROL	A-9
(a) Change in Control	A-9
(b) Acceleration	A-10
(c) Dissolution	A-10

SECTION 11. LIMITATIONS ON RIGHTS	A-10
(a) Participant Rights	A-10
(b) Stockholders’ Rights	A-10
(c) Resale Restrictions	A-11
(d) Regulatory Requirements	A-11

SECTION 12. WITHHOLDING TAXES	A-11
(a) General	A-11

SECTION 13. DIRECTORS’ AWARDS	A-11

SECTION 14. DURATION AND AMENDMENTS	A-11
(a) Term of the Plan	A-11
(b) Right to Amend or Terminate the Plan	A-11

iii

NOVATEL INC.
2007 STOCK INCENTIVE PLAN

SECTION 1. INTRODUCTION.

On June 18, 2007, the Board adopted this NovAtel Inc. 2007 Stock Incentive Plan, which shall become effective upon its approval by the Company’s stockholders (the “Effective Date”). If this Plan is approved by the Company’s stockholders, this Plan will supersede the Amended and Restated Employee Stock Option Plan and the Amended and Restated Directors’ Stock Option Plan (“Existing Plans”) effective as of the Effective Date such that no further awards shall be made under the Existing Plans on or after such date. However, this Plan will not, in any way, affect awards under the Existing Plans that are outstanding as of the Effective Date. If the Company’s stockholders do not approve this Plan, no Awards will be made under this Plan and the Existing Plans will continue in effect in accordance with their terms.

The purpose of this Plan is to promote the long-term success of the Company and the creation of stockholder value by offering Key Service Providers the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be Incentive Stock Options or Nonstatutory Stock Options), Restricted Stock Grants and Restricted Stock Units.

The Plan shall be governed by, and construed in accordance with, the laws of the Province of Alberta (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

SECTION 2. DEFINITIONS.

(a)	“Act” means the Income Tax Act of Canada;

(b)	“Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(c)	“Award” means an Option, Restricted Stock Grant or Restricted Stock Unit.

(d)	“Award Agreement” means any Stock Option Agreement, Restricted Stock Grant Agreement or Restricted Stock Unit Agreement.

(e)	“Board” means the Board of Directors of the Company, as constituted from time to time.

(f)	“Cashless Exercise” means, to the extent that a Stock Option Agreement so provides and as permitted by applicable law, a program approved by the Plan Administrator in which payment of the aggregate Exercise Price and/or satisfaction of any applicable tax withholding obligations may be made all or in part by delivery (on a form prescribed by the Plan Administrator) of an irrevocable direction to a securities broker to sell Shares subject to an Option and to deliver all or part of the sale proceeds to the Company.

(g)	“Cause” means, except as may otherwise be provided in a Participant’s employment agreement or Award Agreement, (i) Participant’s willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Plan Administrator and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s Service at any time as provided in Section 11(a), and the term “Company” will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

(h)	“Change in Control” shall have the meaning set forth in Section 10. A transaction shall not constitute a Change in Control if its sole purpose is to change the province or country of the Company’s incorporation or to create a holding company that will be owned substantially in the same proportions by the persons who held the Company’s securities immediately before such transactions.

(i)	“Code” means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(j)	“Committee” means the Compensation Committee.

(k)	“Common Stock” means the Company’s common stock.

(l)	“Company” means NovAtel Inc., a Canadian corporation.

(m)	“Consultant” means an individual who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than as an Employee, Director or Non-Employee Director.

(n)	“Covered Employees” means those persons who are subject to the limitations of Code Section 162(m).

(o)	“Director” means a member of the Board who is also an Employee.

(p)	“Disability” means a physical, mental or other health condition which substantially impairs the Participant’s ability to perform her or his assigned duties for 120 days or more in a 240 day period or that can be expected to result in death. The Plan Administrator shall determine whether a Participant has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. In making a determination of Disability the Plan Administrator shall take into consideration the terms of any employment agreement with a Participant which may modify the within definition of Disability and shall supersede and replace the within definition.

(q)	“Employee” means any individual who is an employee of the Company, a Parent, a Subsidiary or an Affiliate.

(r)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s)	“Exercise Price” means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement.

(t)	“Fair Market Value” means the market price of a Share as determined in good faith by the Plan Administrator. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

(i)	If the Shares are admitted to trading on any established national stock exchange or market system, including without limitation the NASDAQ Stock Market (“NASDAQ”), on the date in question, then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii)	if the Shares are admitted to quotation on NASDAQ or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

In each case, the applicable price shall be the price reported in The Wall Street Journal or such other source as the Plan Administrator deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Plan Administrator in good faith on such basis as it deems appropriate.

(u)	“Fiscal Year” means the Company’s fiscal year.

(v)	“Incentive Stock Option” or “ISO” means an incentive stock option described in Code Section 422.

(w)	“Key Service Provider” means an Employee, Director, Non-Employee Director or Consultant who has been selected by the Plan Administrator to receive an Award under the Plan.

(x)	“Non-Employee Director” means a member of the Board who is not an Employee.

(y)	“Nonstatutory Stock Option” or “NSO” means a stock option that is not an ISO.

(z)	“Option” means, for U.S. purposes, an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares, and in other jurisdictions, the right entitling the Optionee to purchase Shares.

(aa)	“Optionee” means an individual, estate or other entity that holds an Option.

(bb)	“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc)	“Participant” means an individual or estate or other entity that holds an Award.

(dd)	“Performance Goals” means one or more objective measurable performance goals established by the Plan Administrator with respect to a Performance Period based upon one or more factors, including, but not limited to: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its Subsidiaries, Affiliates or operating units. Awards issued to persons who are not Covered Employees may take into account other factors.

(ee)	“Performance Period” means any period not exceeding 48 months as determined by the Plan Administrator, in its sole discretion. The Plan Administrator may establish different Performance Periods for different Participants, and the Plan Administrator may establish concurrent or overlapping Performance Periods.

(ff)	“Plan” means this NovAtel Inc. 2007 Stock Incentive Plan as it may be amended from time to time.

(gg)	“Plan Administrator” means the Board, or any committee thereof appointed to administer the Plan as described in Section 3.

(hh)	“Re-Price” means the lowering or reduction of the Exercise Price of outstanding Options for any Participant(s).

(ii)	“Restricted Stock Grant” means Shares awarded under the Plan.

(jj)	“Restricted Stock Grant Agreement” means the agreement described in Section 7 evidencing a Restricted Stock Grant.

(kk)	“Restricted Stock Unit” means a bookkeeping entry representing the equivalent of one Share awarded under the Plan as evidenced by an award certificate or letter to the Participant and subject to the terms of the Restricted Stock Unit Agreement entered into between the Participant and the Company.

(ll)	“Restricted Stock Unit Agreement” means the agreement described in Section 8 evidencing a Restricted Stock Unit.

(mm)	“SEC” means the Securities and Exchange Commission.

(nn)	“Section 16 Persons” means those officers, directors or other persons who are subject to 16 of the Exchange Act.

(oo)	“Securities Act” means the Securities Act of 1933, as amended.

(pp)	“Service” means service as an Employee, Director, Non-Employee Director or Consultant. A Participant’s Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee’s Service will be treated as terminating 90 days after such Employee went on leave, unless such Employee’s right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Plan Administrator, a Participant’s Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(qq)	“Share” means one share of Common Stock.

(rr)	“Stock Option Agreement” means the agreement described in Section 6 evidencing an Option.

(ss)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(tt)	“10-Percent Stockholder” means an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

SECTION 3. ADMINISTRATION.

(a)	Plan Administrator. This Plan shall be administered by the Plan Administrator. In the event the Corporation is or becomes subject to the provisions of Section 16 of the Exchange Act, the Plan Administrator shall attempt to have a membership composition which enables (i) Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act and (ii) Awards to Covered Employees to qualify as performance-based compensation as provided under Code Section 162(m). However, the Board may also appoint one or more separate committees, each composed of one or more directors of the Company who need not qualify under Rule 16b-3 or Code Section 162(m), that may administer the Plan with respect to Key Service Providers who are not Section 16 Persons or Covered Employees, respectively, may grant Awards under the Plan to such Key Service Providers and may determine all terms of such Awards. Members of any such committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time.

(b)	Authority of the Plan Administrator. Subject to the provisions of the Plan, the Plan Administrator shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i)	selecting Key Service Providers who are to receive Awards under the Plan;

(ii)	determining the type, number, vesting requirements and other features and conditions of such Awards;

(iii)	amending any outstanding Awards;

(iv)	accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(v)	interpreting the Plan and any Award Agreement;

(vi)	correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(vii)	adopting such rules or guidelines as it deems appropriate to implement the Plan;

(viii)	making all other decisions relating to the operation of the Plan; and

(ix)	adopting such plans or subplans as may be deemed necessary or appropriate to provide for the participation by employees of the Company, its Subsidiaries and Affiliates who reside outside of Canada or the U.S., which plans and/or subplans shall be attached hereto as Appendices.

The Plan Administrator’s determinations under the Plan shall be final and binding on all persons.

(c)	Indemnification. To the maximum extent permitted by applicable law, each member of the Plan Administrator shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

SECTION 4. GENERAL.

(a)	General Eligibility. Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b)	Incentive Stock Options. Only Key Service Providers who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Service Provider who is a 10-Percent Stockholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c)	Restrictions on Shares. Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Plan Administrator may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with applicable law. In no event shall the Company be required to issue fractional Shares under this Plan.

(d)	Beneficiaries. Unless stated otherwise in an Award Agreement and then only to the extent permitted by applicable law, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant’s death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate.

(e)	Performance Conditions. The Plan Administrator may, in its discretion, include performance conditions in an Award. If performance conditions are included in Awards to Covered Employees and such Awards are intended to qualify as “performance-based compensation” under Code Section 162(m), then such Awards will be subject to the achievement of Performance Goals with respect to a Performance Period established by the Plan Administrator. Such Awards shall be granted and administered pursuant to the requirements of Code Section 162(m). Before any Shares underlying an Award or any Award payments are released to a Covered Employee with respect to a Performance Period, the Plan Administrator shall certify in writing that the Performance Goals for such Performance Period have been satisfied. Awards with performance conditions that are granted to Key Service Providers who are not Covered Employees need not comply with the requirements of Code Section 162(m).

(f)	No Rights as a Stockholder. A Participant, or a transferee of a Participant, shall have no rights as a stockholder with respect to any Common Stock covered by an Award until such person has satisfied all of the terms and conditions to receive such Common Stock, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(g)	Termination of Service. Unless the applicable Award Agreement or the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant’s Service (in all cases subject to the maximum term of the Option): (i) upon termination of Service for any reason, all unvested portions of any outstanding Awards shall be immediately forfeited without consideration and the vested portions of any outstanding Restricted Stock Units shall be settled upon termination; (ii) if Service is terminated for Cause, then all unexercised Options, unvested portions of Restricted Stock Units and unvested portions of Restricted Stock Grants shall terminate and be forfeited immediately without consideration; (iii) if Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of his or her then-outstanding Options may be exercised by such Participant or his or her personal representative within 90 days after the date of such termination; or (iv) if Service is terminated due to death or Disability, the vested portion of his or her then-outstanding Options may be exercised within 12 months after the date of such termination.

SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS.

(a)	Basic Limitation. The stock issuable under the Plan shall be authorized but unissued Shares or treasury shares. The aggregate number of Shares reserved for Awards under the Plan is 500,000 Shares, subject to adjustment pursuant to Section 9, provided however, that the number of Shares available for future grant, together with the number of Shares issuable upon exercise of outstanding Options under this Plan and the Existing Plans, collectively, may not exceed 14% of the Shares outstanding at any time. Shares issued as Restricted Stock Grants or pursuant to Restricted Stock Units will count against the Shares available for issuance under the Plan as 2.2 Shares for every 1 Share issued in connection with the Award.

(b)	Additional Shares. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan.

(c)	Dividend Equivalents. Any dividend equivalents distributed under the Plan shall not reduce the number of Shares available for Awards.

SECTION 6. TERMS AND CONDITIONS OF OPTIONS.

(a)	Stock Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Plan Administrator deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. The Stock Option Agreement with US-based Participants shall specify whether the Option is an ISO or an NSO.

(b)	Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 9. No Key Service Provider shall receive Options during any Fiscal Year which have an aggregate Fair Market Value (determined at the date of the grant) of the Shares with respect to which the Options are exercisable for the first time by the Optionee during any calendar year (granted under the Existing Plans or this Plan) in excess of $100,000 or such other limit as may be prescribed by the Code as it may be amended from time to time. Any Option which exceeds the annual limit shall not be void but rather shall be a NSO.

(c)	Exercise Price. Each Stock Option Agreement shall specify the Option’s Exercise Price which shall be established by the Plan Administrator and is subject to adjustment in accordance with Section 9. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value (110% for an ISO granted to a 10-Percent Stockholder) on the date of grant.

(d)	Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and may include performance conditions or

Performance Goals pursuant to Section 4(e). The Stock Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed 7 years from the date of grant. A Stock Option Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability or other events. Notwithstanding any other provision of the Plan or the Stock Option Agreement, no Option can be exercised after the expiration date provided in the applicable Stock Option Agreement.

(e)	Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise except as follows and if so provided for in the applicable Stock Option Agreement:

(i)	Surrender of Stock. Subject to approval of the Plan Administrator, payment of all or any part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided further that the Plan Administrator may, in its sole discretion, require that Shares tendered for payment be previously held for a minimum duration (e.g., to avoid financial accounting charges to the Company’s earnings).

(ii)	Cashless Exercise. Subject to approval of the Plan Administrator, payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(iii)	Other Forms of Payment. Payment may be made in any other form that is consistent with applicable laws, regulations and rules and approved by the Plan Administrator.

In the case of an ISO granted under the Plan, except to the extent permitted by applicable law, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. In the case of an NSO granted under the Plan, the Plan Administrator may, in its discretion at any time, accept payment in any form(s) described in this Section 6(c).

(f)	Modifications or Assumption of Options. Within the limitations of the Plan, the Plan Administrator may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company shareholders, the Plan Administrator may not Re-Price outstanding Options.

(g)	Assignment or Transfer of Options. Except as otherwise provided in the applicable Stock Option Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), no Option shall be transferable by the Optionee other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Stock Option Agreement, an Option may be exercised during the lifetime of the Optionee only or by the guardian or legal representative of the Optionee. No Option or interest therein may be assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

SECTION 7. TERMS AND CONDITIONS FOR RESTRICTED STOCK GRANTS.

(a)	Time, Amount and Form of Awards. Awards under this Section 7 may be granted in the form of a Restricted Stock Grant. A Restricted Stock Grant may be awarded in combination with an Option and such an Award may provide that the Restricted Stock Grant will be forfeited in the event that the related Option is exercised.

(b)	Restricted Stock Grant Agreement. Each Restricted Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Restricted Stock Grant Agreement between the Participant and the Company. Each Restricted Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Plan Administrator deems appropriate for inclusion in the applicable Restricted Stock Grant Agreement. The provisions of the Restricted Stock Grant Agreements entered into under the Plan need not be identical.

(c)	Payment for Restricted Stock Grants. Restricted Stock Grants may be issued with or without cash consideration under the Plan.

(d)	Vesting Conditions. Each Restricted Stock Grant may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Grant Agreement which may include performance conditions or Performance Goals pursuant to Section 4(e). A Restricted Stock Grant Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

(e)	Assignment or Transfer of Restricted Stock Grants. Except as otherwise provided in the applicable Restricted Stock Grant Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), no unvested Restricted Stock Grant shall be transferable other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Restricted Stock Grant Agreement, no unvested Restricted Stock Grant or interest therein may be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor’s process, whether voluntarily, involuntarily or by operation of law. Any act in violation of this Section 7(e) shall be void.

(f)	Voting and Dividend Rights. The holder of a Restricted Stock Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other stockholders.

(g)	Modification or Assumption of Restricted Stock Grants. Within the limitations of the Plan, the Plan Administrator may modify or assume outstanding Restricted Stock Grants or may accept the cancellation of outstanding Restricted Stock Grants in return for the grant of new Restricted Stock Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Restricted Stock Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Restricted Stock Grant.

SECTION 8. TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS.

(a)	Restricted Stock Unit Agreement. Each Restricted Stock Unit granted under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the Participant and the Company. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical. Restricted Stock Units may be granted in consideration of a reduction in the Participant’s other compensation.

(b)	Number of Shares. Each Restricted Stock Unit Agreement shall specify the number of Shares to which the Restricted Stock Unit pertains, which number is subject to adjustment in accordance with Section 9.

(c)	Payment for Awards. To the extent that an Award is granted in the form of Restricted Stock Units, no cash consideration shall be required of the Award recipients.

(d)	Vesting Conditions. Each Restricted Stock Unit may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement which may include performance conditions or Performance Goals pursuant to Section 4(e). A Restricted Stock Unit Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

(e)	Form and Time of Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination thereof, as determined by the Plan Administrator at the time of the grant of the Restricted Stock Units, in its sole discretion. Methods of converting Restricted Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Restricted Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Restricted Stock Units have been satisfied or have lapsed, or it may be deferred, in accordance with applicable law, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

(f)	Voting and Dividend Rights. The holders of Restricted Stock Units shall have no voting or dividend rights.

(g)	Creditors’ Rights. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Agreement.

(h)	Modification or Assumption of Restricted Stock Units. Within the limitations of the Plan, the Plan Administrator may modify or assume outstanding Restricted Stock Units or may accept the cancellation of outstanding Restricted Stock Units in return for the grant of new Restricted Stock Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Restricted Stock Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Restricted Stock Unit.

(i)	Assignment or Transfer of Restricted Stock Units. Except as provided in the applicable Restricted Stock Unit Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), Restricted Stock Units shall not be transferable other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Restricted Stock Unit Agreement, no Restricted Stock Unit or interest therein may be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor’s process, whether voluntarily, involuntarily or by operation of law. Any act in violation of this Section 8(i) shall be void.

SECTION 9. PROTECTION AGAINST DILUTION.

(a)	Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Plan Administrator shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of:

(i)	the number of Shares and the kind of shares or securities available for future Awards under Section 5;

(ii)	the limits on Awards specified in Section 5;

(iii)	the number of Shares and the kind of shares or securities covered by each outstanding Award; or

(iv)	the Exercise Price under each outstanding Option.

(b)	Fractional Shares. Any adjustment of Shares pursuant to this Section 9 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

SECTION 10. EFFECT OF A CHANGE IN CONTROL.

(a)	Change in Control. Any and all Awards that have been outstanding under the Plan for at least 6 months at the time of occurrence of any of the events (a “Change in Control”) described in paragraphs (i), (ii) and (iii) below (an “Eligible Award”) shall become immediately vested and fully exercisable for the periods indicated (each such exercise period referred to as an “Acceleration Window”):

(i)	For a period of 45 days beginning on the day on which any “Person”, as such term is used in sections 13(d) and 14(d) of the Exchange Act (other than the Company, a subsidiary or an employee benefit plan of the Company, including any trustee of such plan acting as trustee) together with all affiliates and associates of such Person, becomes, after the date of this Plan, the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), of 50% or more of the Common Shares then outstanding;

(ii)	Beginning on the date that a tender or exchange offer for Common Shares by any Person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company,

or any Person organized, appointed or established by the Company for or pursuant to the terms of any such employee benefit plan) is first published or sent or given within the meaning of Rule 14d-2 under the Exchange Act, and continuing so long as such offer remains open (including any extensions or renewals of such offer), unless by the terms of such offer the offeror, upon consummation thereof, would be the Beneficial Owner of less than 50% of the Common Shares then outstanding; or

(iii)	For a period of 20 days beginning on the day on which the shareholders of the Company duly approve (A) any sale of all or substantially all of the Company’s assets or (B) the merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 50% of the outstanding Common Shares into securities of any entity, or cash, or property, or a combination of any of the foregoing;

provided, however, that with respect to the event specified in paragraph (i) above, such accelerated vesting shall not occur if the event that would otherwise trigger the accelerated vesting of Eligible Awards has received the prior approval by the affirmative vote of a majority of all of the directors of the Company, excluding for such purposes the votes of directors who are directors or officers of, or have a material financial interest in any entity (other than the Company) who is a party to the event specified in paragraph (i) above.

The exercisability of any Option which remains unexercised following expiration of an Accelerating Window shall be governed by the vesting schedule and other terms of the Award Agreement representing such Option. In addition, if the tender or exchange offer described in paragraph (ii) or the transactions approved in paragraph (iii) are not completed, each Restricted Stock Grant and Restricted Stock Unit shall be governed by the vesting schedule and other terms of the Award Agreement representing such Restricted Stock Grant or Restricted Stock Unit

(b)	Acceleration. Notwithstanding the foregoing, the Plan Administrator may determine, at the time of grant of an Award or thereafter, that such Award shall become vested and exercisable, in full or in part, in the event that the Company is a party to a Change in Control.

(c)	Dissolution. To the extent not previously exercised or settled, Options and Restricted Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

SECTION 11. LIMITATIONS ON RIGHTS.

(a)	Participant Rights. A Participant’s rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant’s normal or expected compensation, and in no way represents any portion of a Participant’s salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to applicable laws, the Company’s Articles of Incorporation and Bylaws and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

(b)	Stockholders’ Rights. Except as provided in Section 7(f), a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 7(f) and 9.

(c)	Resale Restrictions. Until such time as a Non-Employee Director is no longer a Director, such Non-Employee Director may not sell any of the Shares received pursuant to a Restricted Stock Grant or Restricted Stock Unit.

(d)	Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

SECTION 12. WITHHOLDING TAXES.

(a)	General. A Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with his or her Award. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

SECTION 13. DIRECTORS’ AWARDS.

(a)	Initial and Annual Option Awards. Each Non-Employee Director who joins the Board after July 26, 2007 shall automatically receive on such date an Option to purchase such number of Shares as determined by A divided by B, where “A” is U.S. $30,000 and “B” is the Fair Market Value of the Shares on the date on which the Option is granted. Each Non-Employee Director automatically will also receive on the date of each annual meeting of the shareholders of the Company on which the Non-Employee Director is such, an Option to purchase such number of Shares as determined by A divided by B, where “A” is U.S. $30,000 and “B” is the Fair Market Value of the Shares on the date on which the Option is granted. Any fractional Share shall be rounded up to the next full Share.

(b)	Initial and Annual Restricted Stock Grant or Restricted Stock Unit Awards. Each Non-Employee Director who joins the Board after July 26, 2007 shall also automatically receive on such date a Restricted Stock Grant or a Restricted Stock Unit for such number of Shares as determined by A divided by B, where “A” is U.S. $10,000 and “B” is the Fair Market Value of the Shares on the date on which the Restricted Stock Grant or a Restricted Stock Unit is granted. Each Non-Employee Director automatically will also receive on the date of each annual meeting of the shareholders of the Company on which the Non-Employee Director is such, a Restricted Stock Grant or a Restricted Stock Unit for such number of Shares as determined by A divided by B, where “A” is U.S. $10,000 and “B” is the Fair Value of the Shares on the date the Restricted Stock Grant or a Restricted Stock Unit is granted. Any fractional Share shall be rounded up to the next full Share.

(c)	Exercisability, Term and Vesting Conditions. Each Option granted pursuant to paragraph (a) of this section shall become exercisable one year from the date on which the Non-Employee Director initially joins the Board or the date of the annual meeting of shareholders of the Company, as the case may be, and shall terminate upon the expiration of five years from the date of grant of the Option. Each Restricted Stock Grant or Restricted Stock Unit granted pursuant to paragraph (b) of this section shall vest one year from the date on which the Non-Employee Director initially joins the Board or the date of the annual meeting of shareholders of the Company, as the case may be.

SECTION 14. DURATION AND AMENDMENTS.

(a)	Term of the Plan. The Plan shall become effective upon its approval by the Company’s stockholders. The Plan shall terminate on December 31, 2017 and may be terminated on any earlier date pursuant to this Section 14.

(b)	Right to Amend or Terminate the Plan. The Plan Administrator may, at any time, modify, amend or terminate this Plan and Awards granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided however, that (a) any material amendment to this Plan shall require stockholder approval and (b) no such modification, amendment or termination shall deprive any Optionee of any rights with respect to any Option then outstanding. For these purposes, a material amendment would include, but not be limited to, the following: (1) any material increase in the number of shares to be issued under the Plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction); (2) any material increase in benefits to participants, including any material change to: (i) permit a Re-Pricing (or decrease in exercise price) of outstanding Options, (ii) reduce the price at which Shares or Options to purchase Shares may be offered, or (iii) extent the duration of the Plan; (3) any material expansion of the class of Participants eligible to participate in the Plan; and (4) any expansion in the types of Options or awards provided under the Plan. Without limiting the generality of the foregoing, the Plan Administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada or the United States to recognize differences in local law, tax policy or custom.

						Please Mark Here for Address Change or Comments	☐
						SEE REVERSE SIDE
The proxyholder is instructed to vote as follows:

					FOR	AGAINST	ABSTAIN
(1)	The election of each of the nominees for the Board of Directors named in the accompanying Proxy Statement;		(2)	To appoint Deloitte & Touche LLP as the auditors of NovAtel; and	☐	☐	☐
					FOR	AGAINST	ABSTAIN
	FOR	WITHHOLD FROM VOTING FOR ALL nominees	(3)	To approve the 2007 NovAtel Inc. Stock Incentive Plan.	☐	☐	☐
	☐	☐

If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Annual Meeting or any adjournment thereof, or if any other matters properly come before the meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgement of the appointed proxyholder.

or WITHHOLD FROM VOTING FOR the following nominee(s):

The undersigned hereby confers sole authority on the proxyholder to act at the Annual Meeting for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present at the Annual Meeting, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof with respect to the resolutions referred to above.

The undersigned hereby revokes any proxy previously given in respect of the Annual Meeting.

Print Name Clearly	Signature	Dated:	, 2007

The signature should correspond exactly with the name appearing on the certificate evidencing your Common Shares. If more than one name appears, all should sign. Joint owners should each sign personally.

  FOLD AND DETACH HERE  

SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN THIS
PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO
POSTAGE IF MAILED IN THE UNITED STATES OR CANADA.

NOTES

1.

A shareholder has the right to appoint a person other than the persons designated in the above form of proxy to attend, act and vote for him on his behalf at the Annual Meeting. To exercise such right the shareholder may strike out the names of the specified persons and insert the name of the shareholder’s desired proxyholder in the blank space provided or may complete another appropriate proxy and, in either case, should deliver the completed proxy to the Company before the time of the Annual Meeting. Any shareholder signing a proxy in the form accompanying this proxy statement has the power to revoke it at any time insofar as it has not been exercised by depositing a duly exercised instrument in writing revoking the proxy either at the Company’s office at any time up to and including the last business day preceding the day of the Annual Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Annual Meeting on the day of the Annual Meeting or any adjournment thereof or in any other manner permitted by law.

2.

The instrument of proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a corporation, is executed by an officer or officers or attorney for the corporation. If the instrument of proxy is executed by an attorney for an individual shareholder or joint shareholders or by an attorney for an individual shareholder or joint shareholders or by an officer or officers or attorney of a corporate shareholder, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy instrument.

3.

The instrument of proxy to be effective must be deposited with Mellon Investor Services LLC, Proxy Processing, PO Box 1680, Manchester, CT 06045-9986, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the Annual Meeting. Internet and Telephone voting is available through 11:59 PM Eastern Time the day prior to the meeting day.

4.	If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by the Company.

NOVATEL INC. (the “Company”) PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS JULY 26, 2007 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND THE MANAGEMENT OF THE COMPANY

           The undersigned holder of Common Shares hereby appoints Jonathan W. Ladd, President and Chief Executive Officer, or failing him, Werner Gartner, Executive Vice President and Chief Financial Officer, or either of them, or instead of either of the foregoing, _____________________________________, as proxyholder, with full power of substitution, to attend, to act and to vote all Common Shares in the capital of the Corporation owned by the undersigned at the Annual and Special Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at the Company’s offices, 1120 – 68th Avenue NE, Calgary, Alberta, Canada, on Thursday, July 26, 2007, commencing at 1:00 p.m. (local time), and any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Annual Meeting.

           This proxy is solicited by or on behalf of the Board of Directors and the management of the Company. The Common Shares represented by this proxy will be voted for or against, or voted or withheld from voting on any motion by ballot or otherwise in accordance with any indicated instructions. If no direction is indicated, the votes represented by this proxy will be voted FOR the resolutions set out on the reverse side. If no direction is indicated and a person other than the persons specified in the preceding paragraph is appointed as proxyholder, then votes represented by this proxy will be voted at the discretion of the proxyholder appointed.

(Continued and to be signed on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

 FOLD AND DETACH HERE 